

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 30, 2009

VIA U.S. MAIL and FACSIMILE (812) 377-4453

Marsha L. Hunt
Vice President – Corporate Controller
Cummins, Inc.
500 Jackson Street, Box 3005
Columbus, Indiana 47202-3005

> **RE:** **Cummins, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-04949**

Dear Ms. Hunt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 3. Legal Proceedings, page 21

1.   We note your disclosure that you have been identified as a potentially responsible
        party at multiple waste disposal sites under U.S. federal and related state
        environmental statutes and regulations, and that some of the lawsuits and claims
        "involve potential monetary sanctions that may exceed $100,000." Please tell us
        your basis for omitting the disclosure under Item 103 of Regulation S-K with
        respect to these proceedings. Refer to Instruction 5.C of Item 103.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

Application of Critical Accounting Policies, page 53

Annual Assessment for Recoverability of Goodwill, page 58

2.   In the interest of providing readers with a better insight into management's
        judgments into accounting for goodwill, please tell us and consider disclosing the
        following in future filings:

        ·   The reporting unit level at which you test goodwill for impairment and
                your basis for that determination;

        ·   A quantitative and qualitative description of the material assumptions used
                and a sensitivity analysis of those assumptions based upon reasonably
                likely changes;

        ·   If applicable, how the assumptions and methodologies used for valuing
                goodwill in the current year have changed since the prior year highlighting
                the impact of any changes; and

        ·   Identify the indicators of potential impairment that would cause you to
                perform an interim goodwill impairment assessment.

3.   As a related matter, please revise future filings to give an indication of the
        reporting units to which goodwill is attributable.

Item 11. Executive Compensation, page 64

4.   We note your disclosure on page 16 of the proxy statement that is incorporated by
        reference to your Form 10-K that "[b]ase salary is normally set in the median

range of base salaries of individuals with similar positions in U.S. manufacturing companies of similar size to [you]." In future filings, as applicable, if any of your named executive officers are compensated at levels that are materially different from this targeted level of compensation, please provide discussion and analysis as to why.

Consolidated Financial Statements

Consolidated Balance Sheets

5.   Please tell us how your presentation of goodwill and intangible assets, net as a combined line item complies with paragraph 43 of SFAS 142. Please revise future filings, as appropriate.

Note 12. Product Warranty Liability, page 104

6.   We see that you recorded warranty expense of $177 million during fiscal year 2008 as a change in estimate for mid-range engine products launched in fiscal year 2007. Please tell us where you have provided the disclosures required by paragraph 22 of SFAS 154. In addition, please revise critical accounting policies within MD&A in future filings to discuss the nature of the change in accounting estimate and what assumptions changed resulting in the increase to the warranty accrual.

Exhibits 31.1 and 31.2

7.   We note that your Section 302 certifications deviate in numerous respects from the form required by Regulation S-K Item 601(b)(31). For example, we note that:

   a.   your Chief Executive Officer and Chief Financial Officer have included their title in the first line of the certification;

   b.   you have replaced the word "report" in paragraphs 1-4 with "annual report";

   c.   you have replaced the language "registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with "fourth quarter" in paragraph 4(d); and

   d.   you have replaced the phrase "[t]he registrant" in paragraphs 4-5 with "Cummins."

   In future filings, please ensure that your Section 302 certifications are included in your filing exactly as set forth in Regulation S-K Item 601(b)(31).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions. Please contact Celia Soehner at (202) 551-3463 or Mary Beth Breslin at (202) 551-3625 if you have any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief